

September 20, 2013

<u>Via E-mail</u>
Susan Lokey
Chief Executive Officer
SSTL, Inc.
165 Pitt Road
Mooreseville, NC 28115

> **Re: SSTL, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2013**
> **File No. 333-177792**

Dear Ms. Lokey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1. Please provide a currently dated consent from Ronald R. Chadwick, P.C. In this regard, we note that the exhibit index lists such consent as Exhibit 23.2. However, we note that such consent was not filed as an exhibit to this post-effective amendment.

2. We note that your registration statement on Form S-1, File No. 333-177792, was declared effective on February 13, 2012. We also note that the registration statement contained audited financial statements for the fiscal year ended March 31, 2011. When a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. Refer to Section 10(a)(3) and Rule 427 of the Securities Act of 1933. As a result, we note that the financials contained in the

Susan Lokey
SSTL, Inc.
September 20, 2013
Page 2

        registration statement went stale at the end of July 2012. Please confirm that all offers and sales under this registration statement have been suspended and that the selling stockholders have not used this registration statement since the financials contained therein were required to be updated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

        Sincerely,

        /s/ Justin Dobbie

        Justin Dobbie
        Legal Branch Chief

cc: <u>Via E-mail</u>
       Brad Bingham, Esq.
       The Bingham Law Group